                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                               FFLC Bancorp, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30242W-10-4
              ----------------------------------------------------
                                 (CUSIP Number)

                                 April 20, 2001
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
CUSIP NO. 30242W-10-4                  13G           Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Federal Savings Bank of Lake County
        Employee Stock Ownership Plan
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /_/
                                                        (b) /_/
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Florida.
--------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   0
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY       6    SHARED VOTING POWER
        EACH                 355,209
     REPORTING     ------------------------------------------------------------
       PERSON        7    SOLE DISPOSITIVE POWER
        WITH                 355,209
                   ------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              355,209
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              10.0% of 3,537,090 shares of Common Stock outstanding
              as of April 20, 2001.
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:
            FFLC Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            800 North Boulevard West
            Post Office Box 490420
            Leesburg, Florida  34749-0420

Item 2(a)   Name of Person Filing:
            First Federal Savings Bank of Lake County
            Employee Stock Ownership Plan
            Trustee: The Bank of New York
                     One Wall Street, 12th Floor
                     New York, NY 10286

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            800 North Boulevard West
            Post Office Box 490420
            Leesburg, Florida  34749-0420

Item 2(c)   Citizenship:   Federally chartered stock savings institution's
                           employee stock benefit plan organized in Florida.

Item 2(d)   Title of Class of Securities:    Common Stock, par value $0.01 per
                                             share

Item 2(e)   CUSIP Number: 30242W-10-4

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of April 20, 2001, the reporting person beneficially owned 355,209 shares of the issuer. This number of shares represents 10.0% of the common stock, par value $0.01, of the issuer, based upon 3,537,090 shares of such common stock outstanding as of April 20, 2001. As of April 20, 2001, the reporting person has sole power to vote or to direct the vote of 0 of the shares and shares voting power over 355,209 shares. The reporting person has the sole power to dispose or direct the disposition of 355,209 shares of common stock.




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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   May 3, 2001
                  --------------------------------------------
                                     (Date)

                                /s/ Jeff Salazar
                  --------------------------------------------
                                   (Signature)

                                  Jeff Salazar
                      The Bank of New York, as Trustee FBO
                 First Federal Savings Bank of Lake County ESOP
                ------------------------------------------------
                                  (Name/Title)









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